EXHIBIT 1.A.(13)(c)

ENDORSEMENTS

(Only we can endorse this contract.)

This endorsement is attached to and made part of this contract on the contract date.

This contract is issued in exchange for another life insurance contract owned by the same policyowner and issued by Pruco Life Insurance Company of New Jersey. That portion of the initial premium representing the net cash value from the exchanged contract is exempt from the charge for sales expenses described in the Charge For Sales Expenses provision; it will not be considered a premium when determining such charge for premium payments made during the first contract year.

The death benefit of this contract on the issue date may be greater than the death benefit under the exchanged contract. If it is, the difference is the increased death benefit for the purposes of the following paragraphs.

The Incontestability provision of this contract states that we may contest this contract for up to two years after the issue date, subject to certain exceptions. But, if more than two years has passed between (a) the later of the issue date and reinstatement date of the exchanged contract and (b) the date we contest this contract, we may contest only the increased death benefit and not the entire contract.

The Suicide Exclusion provision of this contract states that if the Insured dies by suicide within two years from the issue date, this contract will end. But, if more than two years has passed between the issue date of the exchanged contract and the date of the Insured's death, this contract will end only for the increased death benefit. We will return to you any premiums paid on or after the issue date of this contract and the contract fund will be reduced to reflect the repayment of those premiums.

Pruco Life Insurance Company of New Jersey,


By  /s/ Susan L. Blount SPECIMEN
                   Secretary


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